UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       CityplaceWASHINGTON, StateD.C. PostalCode20549

                                SCHEDULE 14 F -1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                              ART DIMENSIONS, INC.
                      -------------------------------------
        (Exact name of registrant as specified in its corporate charter)

                          Commission File No.:000-53853



                Colorado                               80-0182193
      ------------------------               ---------------------------------
      (State or other jurisdiction of      (I.R.S. Employer Identification No.)
      incorporation or organization)


                                3636 S. Jason St.
                            Englewood, Colorado 80113
                       ----------------------------------
                    (Address of principal executive offices)

                                 (303) 781-3377
                    ---------------------------------------
              (Registrant's telephone number, including area code)




                  Approximate Date of Mailing: November 1, 2012



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                              ART DIMENSIONS, INC.
                                3636 S. JASON ST.
                            ENGLEWOOD, COLORADO 80113

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ART DIMENSIONS, INC.

                                 Schedule 14f-1

                                  INTRODUCTION

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                         DESCRIPTION OF TRANSACTION WITH
                    SOUTHERN HOSPITALITY FRANCHISEE HOLDING CORPORATION

On October 16, 2012 Art Dimensions, Inc. (the "Company") entered into a non-binding letter of intent (the "LOI") with Southern Hospitality Franchisee Holding Corporation ("SH"). The LOI provides that the parties will negotiate in good faith for the acquisition of SH by the Company by SH merging with and into a wholly owned subsidiary of the Company, with SH shareholders being issued shares in the Company (the "Transaction"). The Transaction will be structured as a reverse triangular merger. The parties are currently negotiating the terms of the definitive agreement pursuant to which the Transaction will occur. The parties expect to execute the definitive agreement and close the Transaction promptly after the Company obtains shareholder approval of a name change to Southern Hospitality Development Corp. There is no assurance that the Transaction will close, in which case the current directors and officers of the Company will continue to hold those positions.

                                VOTING SECURITIES

On October 31, 2012, there were 1,082,060 shares of Company common stock issued and outstanding. Immediately prior to the closing of the Transaction there will be only 650,000 shares of Company common stock issued and outstanding. Upon


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

closing the Transaction 5,259,091 shares will be issued, with the number of shares issued and outstanding after the Transaction being 5,909,091.

INFORMATION CONCERNING DIRECTOR NOMINEES AND OFFICER APPOINTEES

Security Ownership of Certain Beneficial Owners and Management

Director Nominees and Officer Appointees will not own any shares in the Company prior to the Transaction. Approximately 5,259,091 shares of the Company's common stock will be issued in the Transaction. The following table sets forth the approximate security ownership of the Company immediately after the closing of the Transaction, assuming 5,909,091 shares of the Company's common stock are outstanding, for: (i) each person beneficially owning 5% or more of the Company's common stock; (ii) each Director Nominee and Officer Appointee of the Company; and (iii) all Director Nominees and Officer Appointees as a group:

                                                       Amount
                                                         and          Percent
                                                      Nature of         of
Name and Address of                                   Beneficial      Voting
Director/Officer                      Position        Ownership        Power
-------------------------------------------------------------------------------

Steve Cominsky                         Director         69,959(1)       1.17%
2 North Cascade Ave, #1400             and Chief
Colorado Springs, CO 80903             Executive
                                       Officer

Gary Tedder                            Director        699,587         11.84%
2 North Cascade Ave, #1400             and
Colorado Springs, CO 80903             President

J.W. Roth                              Director,     1,399,173(2)      23.68%
2 North Cascade Ave, Suite1400         Chairman
Colorado Springs, CO 80903

David Lavigne                          Secretary,    1,399,173(3)      23.68%
2 North Cascade Ave, Suite1400         Treasurer
Colorado Springs, CO 80903

The directors and executive
officer nominees set forth                           2,868,306         47.97%
herein as a group (four persons)


(1)   Represents 69,959 shares underlying vested options.

(2) Includes 349,793 shares owned by his spouse and 699,587 shares owned by AMHC Managed Services, an entity controlled by Mr. Roth and Mr. Lavigne.

(3) Includes 699,587 shares owned by AMHC Managed Services, an entity controlled by Mr. Lavigne and Mr. Roth.



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Changes to the Board of Directors; Change of Control

Officers and Directors prior to the Transaction

Rebecca Gregarek, President and Director
Kathy Sheehan, Secretary - Treasurer and Director

Effect of Transaction; Change in Control

Upon closing the Transaction, Ms. Gregarek and Ms. Sheehan will expand the number of board members to five persons, and then appoint Steve Cominsky, Gary Tedder and J.W. Roth (the "Director Nominees") to fill the vacancies created by the expansion of the Board. Mr. Roth will serve as Chairman of the Board. Promptly thereafter, Ms. Gregarek and Ms. Sheehan will resign their positions as officers and directors. It is expected that Mr. Cominsky will be appointed as CEO, Mr. Tedder as President and David Lavigne as Secretary-Treasurer (collectively, the "Officer Appointees"). Further, after the closing of the Transaction the current SH shareholders will control 89% of the voting power of the Company. There can be no assurance that the Company will successfully negotiate a definitive agreement with SH. There are no family relationships among any of the directors and executive officers of the Company. There are no other agreements or understandings between Company and any director or executive officer pursuant to which he was selected as an officer or director, other than as contemplated in the Transaction.

Officer Appointees and Director Nominees after the Transaction

     Steve Cominsky, age 43, will be Chief Operating Officer and a Director of the Company. Mr. Cominsky has served as CEO and a Director of Southern Hospitality Franchisee Holding Corp. since October 1, 2012, and COO of its subsidiaries since July 2012. Mr. Cominsky is an established leader in people, sales, profit and process leadership in the hospitality industry. Mr. Cominsky has worked in the Brewery Group Division of Craftworks Restaurants and Breweries Inc. since 1996. He has served as the Regional Manager, overseeing six general managers and numerous other employees. Mr. Cominsky has won numerous awards for his leadership with Craftworks.

     Gary Tedder, age 60, will be the President and Director of the Company. Mr. Tedder served as the Senior Vice President of Accredited Members, Inc. from September 2009 to November 2011. Since November 2011 he has devoted substantially all of his business time to Southern Hospitality Franchisee Holding Corp. For more than ten years prior to joining Accredited Members, Inc., Mr. Tedder was self-employed as a business consultant. Mr. Tedder has over 35 years experience as an entrepreneur and business development director for various companies, from real estate to entertainment. Additionally, he has been instrumental in making strategic introductions throughout the nonprofit world and business community, through creatively deploying contact capital from his extensive network.

     J.W. Roth, age 49, will be a Director and Chairman of the Board. He has been an officer and director of Accredited Members, Inc. since December 2008. From November 2006 to November 2008 Mr. Roth served as an officer and director


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of Disaboom, Inc. He has also served as an officer and director of various other early stage companies. Mr. Roth has approximately twenty years of private and public company experience in more than ten different industries. Mr. Roth formerly served as a director of the following companies who had securities registered pursuant to Section 12 of the Exchange Act: Hangover Joe's Holding
Corp.  fka  Accredited   Members  Holding  Corp.;   and  Integrated   Management
Information, Inc. He has founded, advised, structured, and/ or served as an executive officer and board member for multiple startup and early stage companies such as Fear Creek Ranches, IMI Global, Inc., CattleNetwork, Inc., Front Porch Direct, AspenBio Pharma, Inc., and Sound Technologies, Inc.

      David L. Lavigne, age 50, will be the Company's Secretary/Treasurer. He is currently an officer and director of Accredited Members, Inc. Mr. Lavigne was the founder of EdgeWater Research Partners LLC, the predecessor of Accredited Members, Inc. EdgeWater Research was started in 2002 and was a subscription based service providing micro-cap and small-cap research to institutions, brokers and individual investors. Mr. Lavigne formerly served as a director of Hangover Joe's Holding Corp. f/k/a Accredited Members Holding Corp.,which had securities registered pursuant to Section 12 of the Exchange Act. Mr. Lavigne has spent approximately 25 years in the financial and investment industry - primarily employed by small regional sell-side broker-dealers involved in the provisioning of both investment banking and research services with respect to micro cap and small cap issuers. Mr. Lavigne's experience includes creating research and analysis for retail and institutional clients, as well as research that augments the due diligence process of the corporate finance departments of his respective employers. His generalist research has encompassed several dozen public companies.Mr. Lavigne from the University of Idaho in 1984 with a Bachelors of Science degree in Finance.

Audit Committee

      Currently the Company does not have an audit committee, a designated audit committee financial expert, a compensation committee, a nominating committee, or any other committee of the Board that performs similar functions. Because of its small size, and because the Company is still in its early stages of operations, the Company does not believe any such committees is warranted. Additionally, because the Company's common stock is not listed for trading or quotation on a national securities exchange, the Company is not required to have such committees. Instead the Company's Board of Directors, as a whole, performs the functions of an audit, nominating, and compensation committees.

      The Company has not adopted a code of ethics because it does not believe that, given its small size and limited operations, a code of ethics is warranted. However, as the Company grows and it continues to develop its operations it may consider adopting a code of ethics.

      The entire Board of Directors (to consist of the Board Nominees) will serve as the Company's audit committee after the Transaction. As such, the Board will continue to communicate with the Company's independent auditors concerning their independence.



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Independence of Board Members

      None of the Director Nominees would be considered "independent" as that term defined by Section 803A of the NYSE MKT Company Guide inasmuch as each of the Director Nominees will have material relationships with the Company if the Transaction closes. The Board considers all relevant facts and circumstances in its determination of independence of all members of the Board.

Legal Proceedings

      During the past ten years none of the Director Nominees or Officer Appointees has been the subject matter of any legal proceeding that is required to be disclosed.

Section 16(a) Beneficial Ownership Reporting Compliance

      None of the Director Nominees and Officer Appointees have failed to file any reports required to be filed under Section 16(a) of the Exchange Act.


Certain Relationships and Related Transactions

      There have been no transactions between the Company and any of the Director Nominees or Officer Appointees prior to the Transaction.

Compensation of Directors and Executive Officers

      None of the Director Nominees and Officer Appointees received compensation from the Company during the preceding fiscal year or prior to the Transaction. The Director Nominees do not expect to receive any compensation for serving in such capacity during the next twelve months. However, the Officer Nominees may receive salaries and option grants pursuant to employment agreements that they may enter into with the Company following the Transaction.

      Mr. Cominsky has an employment agreement with SH whereby he is paid a salary and has been granted 1,000,000 options in SH that may vest and become exercisable if certain milestones are met. Only 100,000 of such options (which will be converted to approximately 69,900 options after the Transaction) are currently vested in SH. The shares issuable upon the exercise of the options and exercise price will be subject to conversion based on the Exchange Ratio, as that term will be ultimately defined and determined in the definitive agreement for the Transaction.

      Mr. Tedder is paid a salary by SH. He does not have an employment agreement with SH.


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                       WHERE YOU CAN FIND MORE INFORMATION

      For additional information please review the Company's public filings at www.sec.gov.